July 29, 2021


Via E-mail

Mr. Thomas J. Friedmann, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110

       Re:     Golub Capital Direct Lending LLC
               Registration Statement on Form 10
               Filed on June 30, 2021
               File No. 000-56303

Dear Mr. Friedmann:

        We have reviewed the captioned registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

         Please note that a filing on Form 10 goes effective automatically 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not satisfactorily addressed within this 60-day period, you should consider withdrawing the Form 10 prior to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10, the
Company will incur a reporting obligation at that time, and we will continue to review the filing until all of our comments have been satisfactorily addressed.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

Cover page

   1. Please include bolded bullet points describing the lack of a secondary market for shares, limited repurchase opportunities, inability of investors to monetize their investment in a short time frame, and related matters.
 Mr. Thomas J. Friedmann, Esq.
Dechert LLP
July 29, 2021
Page 2


Underwriting, page 10

   2. We note the reference to ESG considerations in the investment process. Please briefly identify examples of ESG criteria that will be considered.

Incentive fee, page 21

   3. Please include a fee table consistent with the provisions of Form N-2.

   4. Please include a graphic depicting the operation of the incentive fee.

Subordinated Liquidation Incentive Fee, page 23

   5. Please advise how you determined that the Subordinated Liquidation Incentive Fee is consistent with Section 205 of the Investment Advisers Act of 1940.

   6. Please explain to us a scenario where an adjustment to arrive at adjusted capital would be required for purposes of calculating the Subordinated Liquidation Incentive Fee. Please
      demonstrate for us the calculation of the Subordinated Liquidation Incentive Fee under this scenario.

Reporting Obligations, page 35

   7. Please also disclose the other provisions of the Exchange Act which will apply to the registrant following effectiveness.

We operate in a highly competitive market for investment opportunities   , page
44

   8. We note the reference to covenant-lite loans. Please revise your disclosure to clarify the nature of these loans and describe the heightened risks associate with them.

We could have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income, page 55

   9. Please enhance the risk disclosure regarding PIK and OID securities to address the following, to the extent applicable and not already addressed elsewhere in the document:

       a. The higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.
 Mr. Thomas J. Friedmann, Esq.
Dechert LLP
July 29, 2021
Page 3


       b. OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

       c. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Classified Board of Directors, page 106

   10. With respect to this subsection, and the one entitled    Approval of
Extraordinary
       Corporate Action; Amendment of Charter and Bylaws,    please disclose
(i) the rationale
       for adopting these provisions; (ii) the positive and negative effects of these provisions
       (such as the effect of depriving shareholders of an opportunity of selling their shares at a premium over prevailing market price); and (iii) whether the board of directors or trustees have considered the provisions and determined that they are in the best interest of shareholders.

Control Share Acquisitions, page 108

   11. Please revise disclosure in the last paragraph of this section to indicate that the board of directors can amend the bylaws without shareholder approval.

Item 15. Financial Statements and Exhibits, page 110

   12. We note significant disclosure relating to the Staffing Agreement, including risk factor disclosure. Please file this agreement as an exhibit to the registration statement, given that the registrant has a beneficial interest in it. See Item 601(b)(10)(i)(B) of
       Regulation S-K.

Note 2     Accounting Policies, page F-4

   13. Please explain to us the accounting treatment of any organization and offering costs expected to be incurred by the Company, citing specific references to U.S. GAAP.

                                        *    *   *    *   *

         We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any amendments.
 Mr. Thomas J. Friedmann, Esq.
Dechert LLP
July 29, 2021
Page 4


        A response to this letter should be in the form of an amendment filed pursuant to the
Exchange Act. The amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-3503 if you have any questions.


                                                              Sincerely,

                                                              /s/ David L.
Orlic

                                                              David L. Orlic
                                                              Senior Counsel


cc:    Keith OConnell, Branch Chief
       Michael J. Spratt, Assistant Director
       Disclosure Review and Accounting Office